Exhibit 17.1

RESIGNATION

I, Frank A. Shaw, the Treasurer, Secretary, and a director of Zone Mining Limited, a Nevada corporation, (“Company”) hereby tender and submit my resignation as the Treasurer, Secretary, and as a director of the Company, such resignation to be effective upon this 20th day of September, 2006.

/s/ Frank A. Shaw
Frank A. Shaw